

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Brian R. Elworthy, Esq.
General Counsel
Toast, Inc.
401 Park Drive, Suite 801
Boston, MA 02215

Re: Toast, Inc.
Form S-1
Exhibit No. 10.9
Filed May 3, 2021
File No. 377-04767

Dear Mr. Elworthy:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance